UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

AIM IMMUNOTECH INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00901B105

(CUSIP Number)

Todd Deutsch

Ted D. Kellner

c/o Baker & Hostetler LLP

127 Public Square, Suite 2000

Cleveland, Ohio 44114

Attn: John J. Harrington

(216) 621-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00901B105

1.	Names of Reporting Persons Todd Deutsch
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,100
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,100
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 3.0%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 57,136,680 shares outstanding as reported in a Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2024.

CUSIP No. 00901B105

1.	Names of Reporting Persons Ted D. Kellner
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 394,000
	8.	Shared Voting Power 1,099,000
	9.	Sole Dispositive Power 394,000
	10.	Shared Dispositive Power 1,099,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,493,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13.	Percent of Class Represented by Amount in Row (11) 2.6%(1)
14.	Type of Reporting Person IN

(1)	Percentage ownership based on 57,136,680 shares outstanding as reported in a Form 10-Q filed by the Company with the Securities and Exchange Commission on August 14, 2024.

SCHEDULE 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 27, 2023 (the “Initial Schedule 13D” and together with Amendment No. 1 thereto filed on August 7, 2023, Amendment No. 2 thereto filed on August 28, 2023, Amendment No. 3 thereto filed on January 3, 2024, Amendment No. 4 thereto filed on July 15, 2024, Amendment No. 5 thereto filed on July 30, 2024, Amendment No. 6 thereto filed on August 14, 2024 and this Amendment No. 7, the “Schedule 13D”) by Todd Deutsch and Ted D. Kellner (the “Reporting Persons”) with respect to the Common Stock, par value $0.001 per share, of AIM ImmunoTech Inc. (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 4, 6 and 7 to the extent set forth below.

Item 4. Purpose of the Transaction

Item 4 is hereby supplemented as follows:

In accordance with the requirements of the Company’s bylaws, on September 3, 2024, Mr. Kellner submitted to the Company notice (the “Notice”) of his intent to nominate himself, Mr. Deutsch and Mr. Chioini for election to the Company’s board of directors at the 2024 annual meeting of stockholders. Mr. Kellner also notified the Company that he would supplement the Notice no later than September 13, 2024 to identify an additional highly qualified and independent nominee.

The Notice, together with this Schedule 13D, the proxy statement filed by the Reporting Persons and Mr. Chioini last year and the extensive factual record gained through discovery and trial in the Delaware Court of Chancery last year, provides the board with all information it could possibly desire in connection with Mr. Kellner’s nominations. The Company’s stockholders expressed their clear will in connection with last year’s annual meeting, delivering proxies sufficient to elect the Reporting Persons (despite the fact that the Company did not even include Mr. Kellner, Mr. Deutsch and Mr. Chioini on its proxy card). Against this backdrop, any rejection of the Notice by the board this year would be a clear and obvious bad faith act and continuation of its improper purpose and breach of duty of loyalty.

The Reporting Persons are attaching a copy of the Notice as Exhibit 1 hereto.

The Reporting Persons intend to focus on pursuing Mr. Kellner’s nominations in order to effect much needed changes to the Company’s board of directors. However, as stockholders of the Company, it has also become increasingly apparent to the Reporting Persons over time that change is also needed with respect to the Company’s senior management. In particular, after being found by the Delaware Supreme Court, along with other directors, to have breached his fiduciary duty of loyalty to the Company and its stockholders, and causing severe damage to the Company’s financial condition and reputation through his wrongful acts, the Reporting Persons believe it would be difficult for the Company to turn around its fortunes and regain investor confidence while Mr. Equels remains the Company’s chief executive officer.

Notwithstanding the foregoing, if elected as directors, the Reporting Persons do not commit to vote in any particular way or take any specific action in such capacity. If elected, the Reporting Persons would a gather all appropriate information and duly deliberate in accordance with their fiduciary duties before making any decisions with respect to the Company’s management and would ultimately do what they consider to be in the best interests of the Company and its stockholders.

In addition, on August 27, 2024, Mr. Kellner made a demand to inspect certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law. The demand seeks materials related to the advancement or indemnification of fees and expenses, any repayment of any advanced or indemnified fees and expenses and related D&O insurance information related to the Delaware litigation in which certain directors were found by the Delaware Supreme Court to have breached their fiduciary duty of loyalty. Customary stockholder records required for a proxy solicitation were also included in the demand. In a separate letter, Mr. Kellner requested that the Company reimburse him for expenses incurred in conferring the corporate benefit that resulted when the Company amended its bylaws to remove provisions found invalid or unenforceable by the Delaware Supreme Court.

The Reporting Persons reiterate that it is not their intention, either alone or acting together with any other persons or group of persons, to acquire a control stake in the shares of Common Stock. Beyond the foregoing, the Reporting Persons will review their investments in the Company on a continuing basis and may in the future determine (1) to acquire additional securities of the Company, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Company owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the actions of the Company’s board and management; the Company’s business, prospects and financial condition; other developments concerning the Company; other business opportunities available to Company and the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or proposals and to take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

The Reporting Persons and Mr. Chioini entered into an agreement, dated September 3, 2024 (the “Agreement”). The Agreement reflects the agreements of the parties to be named as nominees of Mr. Kellner and to serve as directors if elected or appointed and to act together with respect to the Notice, the proxy solicitation in support of the nominations and other related actions. The Agreement generally provides that the parties will coordinate their activities and communications relating to the Company and will not take specified actions without the agreement of Mr. Kellner. In addition, the parties made representations as to their respective beneficial ownership of Company securities and agreed not to buy, sell, pledge or otherwise acquire or dispose of any Company securities without the consent of the other parties. The Agreement provides that Mr. Kellner will be responsible for expenses incurred in connection with the coordinated activities with respect to the Company, and the other parties will not incur expenses without Mr. Kellner’s agreement.

The foregoing summary is qualified by reference in its entirety by the terms and conditions of the Agreement, a copy of which is attached hereto as Exhibit 2.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby supplemented by adding the following exhibits:

Exhibit No.	Name

1.	Nomination Notice of Mr. Kellner, dated September 3, 2024
2.	Agreement, dated September 3, 2024

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 3, 2024

TODD DEUTSCH

By: /s/ Todd Deutsch

TED D. KELLNER

By: /s/ Ted D. Kellner